SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

 (Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2012

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Inc. 13-4099534
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 37,734,560 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 37,734,560 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,734,560 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4% (See Item 5)
14	TYPE OF REPORTING PERSON CO
______________________

* Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed.  See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: TW Media Holdings LLC 61-1593422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 37,734,560 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 37,734,560 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,734,560 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)
______________________

* Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed.  See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 4 of 7 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 37,734,560 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 37,734,560 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,734,560 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

    This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D and on June 20, 2012 by Amendment No. 5 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly-owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”). This Amendment No. 6 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at 85 Tottenham Court Road, London W1T 4TQ, United Kingdom. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

    Except as specifically amended by this Amendment No. 6, items in the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer

    Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

    (a) As of the close of business on June 22, 2012, the Reporting Persons beneficially owned 32,023,624 shares of Class A Common Stock, representing approximately 42.0% of the outstanding shares of CME Common Stock. As of the close of business on June 22, 2012 and by virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to beneficially own (x) 5,616,936 shares of Class A Common Stock and (y) 30,000 shares of Class A Common Stock and 64,000 shares of Class B Common Stock underlying currently exercisable stock options (together, the “Lauder Shares”), all of which are beneficially owned by Mr. Lauder as disclosed by Mr. Lauder in the Schedule 13D/A filed with the SEC by him on June 22, 2012 and represent approximately 7.5% of the outstanding shares of CME Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, as amended. The percentages of beneficial ownership have been determined based on the 76,310,310 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding as of June 15, 2012, each based on certificates delivered by the Issuer in connection with TW Holdings B.V.’s purchase of shares of Class A Common Stock on the 2012 Closing Date.

    Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of CME Common Stock other than as set forth herein.

    (b) As of the close of business on June 22, 2012, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 37,734,560 shares of Class A Common Stock. Pursuant to the terms of the Voting Deed and subject to the conditions contained therein, TW Holdings B.V. has irrevocably granted RSL Savannah LLC (a company wholly owned by Mr. Lauder) the right to vote any equity securities of the Issuer owned by TW Holdings B.V. and its permitted transferees during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of such shareholders in all matters (subject to certain exceptions described below in Item 6 of the Schedule 13D) with respect to the voting of the equity securities of the Issuer held by such shareholders. Pursuant to the terms of the Investor Rights Agreement, Mr. Lauder and certain of his affiliates have agreed to use their best efforts to vote all equity securities beneficially owned by Mr. Lauder in favor of up to two designees of TW Holdings B.V. to the Issuer’s board of directors, subject to certain limitations, and to not vote in favor of certain matters with respect to the capitalization of the Issuer, each as described in Item 6 of the Schedule 13D. Pursuant to the terms of the Investor Rights Agreement, direct and indirect transfers of the shares of equity securities of the Issuer held by the Reporting Persons to unaffiliated third parties are subject to certain restrictions, including consent rights, rights of first offer and tag-along rights, as described in Item 6 of the Schedule 13D. Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.

    The descriptions of the Voting Deed and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement and the Voting Deed, which were filed as Exhibits 99.10 and 99.11 to the Schedule 13D, respectively, and are incorporated by reference into this Item 5.

    (c) Except as described in Item 3 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

    (d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

    (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2012

TIME WARNER INC.
By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	Executive Vice President

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Michael Del Nin
	Name:	Michael Del Nin
	Title:	Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing and Communications
John K. Martin, Jr.	Chief Financial and Administrative Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International and Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address
James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	Hilton Hotels Corporation 9350 Civic Center Drive Beverly Hills, CA 90210
Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue, Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer AG (integrated multimedia company)	Axel Springer AG Axel-Springer-Strasse 65 10888 Berlin Germany
Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, N.W. Washington, DC 20036
Fred Hassan	Partner, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432
Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111
Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman, President and Chief Executive Officer Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, New York 10027

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation
Olaf Olafsson*	President
John K. Martin, Jr.	Executive Vice President, Chief Financial and Administrative Officer

____________________

* Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation
Ron Duyn*	Director, GFT Integration, Warner Bros. Entertainment Nederland B.V., Naritaweg 237, 1043CB Amsterdam, The Netherlands
Michael Del Nin**	Senior Vice President, Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

________________

*   Citizen of The Netherlands
** Citizen of Australia